UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-35850

Tingo Group, Inc.
(Exact name of Issuer as specified in its charter)

Nasdaq Capital Market
(Name of Exchange where security is listed and/or registered)

28 West Grand Avenue, Suite 3 Montvale, New Jersey 07645
(Address of principal executive offices) (Zip Code)

(201) 225-0190
(Issuer’s telephone number, including area code)

Common Stock
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

🗹	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Form 25 to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2024	TINGO GROUP, INC.

	By:	/s/ Kenneth Denos
		Name:	Kenneth Denos
		Title:	Interim CEO